SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: May 30, 2003.

Grupo Elektra Finds Moody ´s Recent Ratings Decision Irresponsible

Mexico City, May 30, 2003 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*) management has expressed disappointment with Moody’s decision to downgrade its debt rating and a great concern over its blatant failure to understand and assess the company’s business, from its operations to its financial structure.

Grupo Elektra believes that the rating agency’s inability to perform a thorough analysis of the company is in part related to its unwillingness to discuss with management its operations and financial projections.

The company understands that its business is complex, which is why it has always expressed a willingness to open up its operations so that the financial community is completely capable of understanding its business, piece by piece.

Management recognizes the fact that the incorporation of Banco Azteca increases its complexity. But understanding this change should be within the means of the financial professionals that make up a ratings agency. While it is true that the creation of Grupo Elektra’s bank subsidiary, Banco Azteca, represents the most significant change in Grupo Elektra’s financial structure in its recent history, the company is confident that this step is clearly positive.

Most notably, the bank will allow the group to eliminate its largest growth restriction, which has historically been access to low-cost capital for its credit operations. Capital resources can now be focused on improving operational efficiencies.

Access to lower-cost capital has allowed Grupo Elektra to reduce a substantial amount of debt, and replace expensive and risky dollar-denominated debt for less expensive and safer debt in pesos. The company’s financial operations, an important source of profitability for the group, are being transferred to the bank, which is by definition an unrestricted subsidiary. However, Grupo Elektra is confident that the benefits of these changes far outweigh the risks that they imply.

Nevertheless Moody’s appears to be focusing on the risks without taking into account the benefits, at the expense of investor interests. Banco Azteca is a business that, after eight months of operations, has surpassed market expectations in every aspect, including those previously expressed by Moody’s. This success has created, and will continue creating, substantial economic value for all Grupo Elektra stakeholders, something that Moody ´s still fails to recognize.

This is why Grupo Elektra regrets Moody’s recent decision to: downgrade its senior unsecured guaranteed notes from B3 to B2; downgrade its senior unsecured issuer rating to Caa1 from B3; and to put these ratings under negative outlook. Grupo Elektra’s financial position is clearly and substantially more solid than what Moody’s definitions for these ratings suggest.

According to the press release released by Moody’s on May 27 of 2003, the arguments to sustain its decisions are based on: (1) a loss of value of the guarantee of outstanding debt issues; (2) a loss of profitability of Grupo Elektra’s non-banking business; (3) an inability to improve Grupo Elektra’s debt profile; (4) a lack of long term committed credit facilities and; (5) funding issues and startup costs of Banco Azteca. Finally Moody’s has put the company’s debt instruments under negative outlook citing concerns that (6) Azteca Holdings could have a negative effect on Grupo Elektra’s finances, among other.

In management’s view, these arguments are based on a weak and slanted analysis of Grupo Elektra. It should be noted that it is Grupo Elektra as whole that is the ultimate guarantor of its bonds. The company has a wide array of valuable assets, including a strong cash position, growing retail operations, full ownership of Banco Azteca, a start-up pension management business and an 18.3% economic interest in TV Azteca, the second largest Spanish-language content producer in the world, and an extensive real state portfolio worth over US$130 million.

The company has addressed Moody’s arguments, point by point.

(1)  Moody’s has asserted that “the lowered rating of the senior notes reflects the loss of the guarantee from the profitable retail credit business.”

However, the agency has done little to demonstrate this loss. As it has been thoroughly explained by company management, the creation of Banco Azteca required the transfer of the Grupo Elektra credit-related assets to the bank, which by law is an unrestricted entity. However, all the costs and expenses associated with the credit operations are also being passed to Banco Azteca, a process that will continue throughout the year, and that will be ultimately reflected in the retailer’s P&L as the company has thoroughly explained to the markets; Moody’s has continuously failed to understand this. And while Banco Azteca, by law cannot be a direct guarantor, its equity is a direct guarantee with excellent growth and profitability perspectives.

Grupo Elektra, with all its assets, remains the guarantor of the instruments subject to Moody’s unwarranted ratings change, and generated around US$300 million in trailing 12-month EBITDA up to the first quarter of this year, a comfortable level to service approximately $70 million in total annual debt interest. As Moody’s correctly observes, part of this EBITDA will eventually be transferred to the bank. Nevertheless company projections indicate that less than a third of this figure will ultimately be transferred.

Grupo Elektra is a highly liquid company, with over US$200 million in cash holdings as of the first quarter of 2003. It is important to note that Grupo Elektra’s debt offers additional primary guarantees through an indirect position in TV Azteca’s equity with a value to Grupo Elektra estimated at US$210 million, at current market prices.

(2)  Next, Moody’s claims that “guarantor operations may not be more than nominally profitably on a stand-alone basis” and that “Elektra’s profitability is likely to remain constrained as a result of market conditions for consumer products and startup costs for the new bank.”

The company feels that, contrary to this judgment, the bank is one of the best ways to fuel growth to its retailing operations by eliminating a very substantial capital constraint.

The argument that the retailer is not a profitable business was presented in a prior Moody’s analysis and has since been proven clearly incorrect –see “Moody’s Downgrades Grupo Elektra’s Senior Notes to B2; Continues Review For Possible Downgrade”, November 13, 2002. As it has been asserted above, the commercial business is expected to generate over US$200 million of EBITDA annually. Preliminary figures for the industry suggest that market share of the company has increased over the first four months of the year. Management’s expectations are for a 10% increase in Grupo Elektra’s commercial business in real terms this year.

As management has extensively explained to the market, and clearly to Moody’s, the bank eliminates a significant barrier to growth by freeing up resources that can now be directed to improving efficiencies and fueling growth through new distribution centers; stronger IT investments; further store openings and remodeling; as well as new products and services. Some of these benefits are already apparent. Today, Grupo Elektra offers the best cash prices and credit terms in the market, which partly explains the company’s recent market share gains. Recent changes have allowed the retailer to significantly improve its profitability by increasing its trailing 12-month EBITDA margin 180 basis points from the first quarter of 2002 to the same quarter of this year.

(3)  Next, Moody’s mistakenly states that “Elektra is unlikely to significantly de-lever in the near future.”

This suggests that the rating agency is willingly ignoring the substantial effort that management has made and will continue to make to improve the company’s debt profile.

Not only has Grupo Elektra already reduced its debt position in recent months, but it has also improved the funding conditions for its remaining debt. This year the company has retired US$167 million in dollar-denominated debt. A lesser portion of this debt has been refinanced in peso-denominated instruments, with a less than one-year maturity, and 190 basis points above the inter-bank rate, which at current market conditions is below 8%. Management expects to reduce Grupo Elektra’s debt position by a range of US$130 and US$150 million by the end of 2003. Net debt has been cut from US$197 million at the end of 2002 to US$144 million as of April 30, 2003, a 27% reduction.

(4)  In a puzzling observation Moody’s views as a concern a “lack of long-term committed credit facilities.”

With the exception of the long term-syndicated loans of US$150 million and US$130 million that have been amortized, the company has never had a long-term credit facility. Concurrent with the launch of Banco Azteca, Grupo Elektra has stopped its securitization operations. The program still exists if it were needed. The securitizations were the best option in the past to finance Grupo Elektra’s large capital requirements arising from its consumer finance business. However, banks have access to an array of low-cost instruments such as deposits, banking bonds, certificates of deposit, as well as Central Bank funding, which is why management considers the bank to be the most adequate vehicle to fund its consumer credit operations over the long term. It is ironic that the Bank is dismissed by Moody’s as a credit source, when in fact it is the primary advantage that it brings to Grupo Elektra.

(5)  Moody’s later weakly suggests that “ratings could decline if Elektra or Banco Azteca experience funding issues...”

However, we expect Banco Azteca’s future additional capital requirements to be none or very small going forward.

The start-up costs of the bank have already been disbursed and fully amortized. To date Grupo Elektra has capitalized the bank with over US$50 million. Banco Azteca has a capitalization ratio well above international standards. Going forward, it is clear that Banco Azteca will be able to fill capitalization needs through the profitability of its operations.

(6)  Finally Moody’s confusingly states that “the rating outlook is negative, reflecting the potential for further rating downgrades in the near to medium term. The use of the interbank market by Banco Azteca has increased Elektra’s sensitivity to market confidence. Elektra is indirectly an owner of about 27% of Azteca Holdings, the parent company of Mexico’s second largest television network. Azteca Holdings’ un-guaranteed notes have recently been downgraded to Caa2 following an exchange for a portion of the note issue, reflecting a high potential for a default on the exchanged and remaining notes in the near to medium term. A default by Azteca Holdings, or financial distress by other affiliated entities could affect market confidence and potentially reduce funding flexibility for Banco Azteca or Grupo Elektra.”

Firstly, management does not see why the entrance of Banco Azteca to a funding source not previously available to the retailer increases Grupo Elektra’s sensitivity to market confidence. The company feels that the availability of inter-bank funds and inexpensive core deposits gives Grupo Elektra much more autonomy rather than making it more sensitive to market conditions. Growth in deposits has outstripped lending growth, and core deposits now represent almost two-thirds of the bank’s total credit portfolio. The company’s expressed objective is to be able to fully fund its credit portfolio with deposits within the next 15 to 20 weeks. At current deposit growth rates, this is clearly feasible, and Moody’s should be aware of this.

As for the Azteca Holdings argument for putting Grupo Elektra’s ratings in negative outlook, it should be said that Azteca Holdings, of which Elektra has a 32% not a 27% indirect participation, has no recourse to Grupo Elektra. It should also be noted that the restricted basket covenant keeps Grupo Elektra from carrying out such kind of transactions. Additionally it is highly unlikely that such a move would be approved by the entirely independent Related Party Transactions Committee of the company’s Board of Directors. As for the possibility of Banco Azteca ever funding Azteca Holdings, such a move is strictly regulated by banking authorities’ stiff capitalization rules. And this should be already clear to Moody’s qualified banking analysts.

The company has stressed that Moody’s public statement of last November never materialized. “Lower operating profits and profit margins”, were reverted; “increasing competition from other major retailers, some of which are offering more competitive credit terms” never took place, as Elektra’s recent market share gains suggest; “the conversion of a sizable number of THE ONE stores to Elektra formats cause some cannibalization” also never took place as indicated by the fact that these stores are highly profitable; finally, “the uncertainty about the long term resolution” of the company’s high telephone inventory level has quickly been corrected, as thoroughly explained to the market and predicted by management.

Based on what is hereby stated, Grupo Elektra considers that Moody’s decision is irresponsible, unwarranted, and that it does not reflect its solid financial position. Seemingly the market has also a contradictory view on Moody’s ratings revision, as the 22.11% appreciation of its bonds over the last four months indicates.

We invite you to visit our award-winning corporate website at
www.grupoelektra.com.mx

Forward-Looking Statement Disclaimer

This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Investor Relations Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx